SECURITI[illegible] 05036647 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 28 2005 WASH. DC

SEC FILE NUMBER
8-35891

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Starmont Capital Limited**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

609 East Post Road, S.E.
(No. and street)

Cedar Rapids	**Iowa**	**52403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael G. Seyfer **319-363-4336**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael G. Seyfer, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starmont Capital Limited, as of December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael G. Seyfer
President

HEATHER M SIMS
Commission Number 725894
My Commission Expires
December 8, 2006
Notary Public

This report contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ Statement Pursuant to Rule 17a-5(d)(4)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

Starmont Capital Limited
(SEC I.D. 8-35891)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

STARMONT CAPITAL LIMITED

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTAL INFORMATION:	
Supplemental Schedules:	
Computation of Net Capital – Part IIA	8-10
Statement Pursuant to Rule 17a-5(d)(4)	11
Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA	12
Supplemental Report on Internal Control Required by SEC Rule 17A-5	13-14

Deloitte.

Deloitte & Touche LLP
4840 North River Blvd., N.E.
Suite 400
Cedar Rapids, IA 52411
USA

Tel: +1 319 362 7987
Fax: +1 319 368 9600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Starmont Capital Limited
Cedar Rapids, Iowa

We have audited the accompanying financial statements of Starmont Capital Limited (the "Company") for the year ended December 31, 2004 listed in the table of contents, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Starmont Capital Limited at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of the Company as of December 31, 2004 listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

January 26, 2005

STARMONT CAPITAL LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 174,148
Marketable securities owned at market value (cost - $60,755)	37,132
Dividend receivable	380
Deferred tax asset	4,922
Property, furniture and equipment - at cost, less accumulated depreciation of $10,957	1,097
Other assets	815
	$ 218,494

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES - Accrued expenses	$ 21,876
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	107,055
Retained earnings	89,553
Total stockholder's equity	196,618
	$ 218,494

See notes to financial statements.

STARMONT CAPITAL LIMITED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Investment advisory fees	$ 139,946
Commissions	57,753
Interest and dividends	5,485
Net unrealized depreciation of investments	(13,146)
Other income	2,021
Total revenues	192,059
EXPENSES:	
Floor brokerage, exchange and clearance fees	15,513
Communications and data processing	2,394
Other general and administrative expenses	39,238
Total expenses	57,145
INCOME BEFORE INCOME TAXES	134,914
PROVISION FOR INCOME TAXES	42,687
NET INCOME	$ 92,227

See notes to financial statements.

STARMONT CAPITAL LIMITED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT JANUARY 1, 2004	$ 10	$ 107,055	$ 247,077	$ 354,142
Net income			92,227	92,227
Dividends and distributions			(249,751)	(249,751)
BALANCE AT DECEMBER 31, 2004	$ 10	$ 107,055	$ 89,553	$ 196,618

See notes to financial statements.

STARMONT CAPITAL LIMITED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES:	
Net income	$ 92,227
Adjustments to reconcile net income to net cash provided by operating activities:	
Net unrealized depreciation of investments	13,146
Depreciation	732
Deferred taxes	(1,935)
Changes in operating assets and liabilities:	
Dividend receivable	(10)
Accrued expenses and other liabilities	4,096
Net cash provided by operating activities	108,256
FINANCING ACTIVITIES - Dividends	(52,803)
INCREASE IN CASH AND CASH EQUIVALENTS	55,453
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	118,695
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 174,148
SUPPLEMENTAL DISCLOSURES:	
Cash paid to Parent during the year for income taxes	$ 44,622
Noncash financing activity - Reclassify due from Parent as a distribution	$ 196,948

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Starmont Capital Limited (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was incorporated in December 1984 and commenced operations as a registered broker-dealer in May 1986 and is a wholly owned subsidiary of Starmont Corporation (the "Parent"). The Company conducts operations in Iowa.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – The Company does not hold customer accounts and clears all customer transactions through another broker-dealer on a fully disclosed basis.

Marketable securities are valued at market value. Realized gains and losses are recognized using the specific identification method. The change in unrealized appreciation and depreciation on investments is included in the statement of operations. The Company's investment in common stock at December 31, 2004 consists of 1,000 shares of Merck & Co. Inc. and 120 shares of Medco Health Solutions, Inc. with a market value of $32,142 and $4,990, respectively.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment Advisory Income – Investment advisory fees are recognized as earned.

Cash Equivalents – The Company considers all highly liquid investments, with original maturities of less than ninety days when purchased, to be cash equivalents.

Deferred Taxes – Deferred income taxes are provided to reflect the net tax effect of the temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Changes in the carrying amounts of deferred tax assets and liabilities, generally related to the unrealized appreciation or depreciation of investments in common stock from period to period, are reflected in the statement of operations.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $179,349, which was $79,349 in excess of its required net capital of $100,000 and the Company's indebtedness to net capital ratio was .12 to 1.

4. INCOME TAXES

The Company is included in the consolidated income tax return filed by the Parent. Income taxes are calculated as if the Company filed a separate tax return. The current and deferred portions of the income tax expense included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 34,675	$ (1,935)	$ 32,740
State	9,947		9,947
	$ 44,622	$ (1,935)	$ 42,687

The Company's net deferred tax asset consists of the tax effects of temporary differences related to the following:

Net unrealized depreciation of investments	$ 5,259
Property	(185)
Accrued dividend income	(152)
	$ 4,922

The Company's effective tax rate is lower than the federal statutory rate of 35% primarily due to the federal graduated rate structure.

5. RELATED PARTY TRANSACTIONS

Included in investment advisory fees for the year ended December 31, 2004, are $62,460 of fees received from the Parent.

The Company utilizes office space in the Parent's building without charge.

The Company's president and only employee served the Company without compensation during the year ended December 31, 2004.

* * * * *

Supplemental Information

STARMONT CAPITAL LIMITED

COMPUTATION OF NET CAPITAL - PART IIA
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 196,618
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		196,618
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		196,618
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (dividend receivable, equipment and other assets)	$ 2,292	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities - proprietary capital charges		
	D. Other deductions and/or charges (deferred tax asset)	4,922	7,214
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		189,404
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities - 15% haircut - common stocks	5,570	
	5. Other securities - 2% haircut - money market	2,505	
	D. Undue concentration	1,980	
	E. Other		10,055
10.	Net capital		$ 179,349

(Continued)

STARMONT CAPITAL LIMITED

COMPUTATION OF NET CAPITAL - PART IIA
DECEMBER 31, 2004 (CONTINUED)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
PART A

11. Minimum net capital required (6-2/3% of line 19)	$	1,458
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		100,000
13. Net capital requirement (greater of line 11 or 12)		100,000
14. Excess net capital (line 10 less 13)		79,349
15. Excess net capital at 1000% (line 10 less 10% of line 19)		177,161

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition	21,876
17. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
19. Total aggregate indebtedness	21,876
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	12 %
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	

STARMONT CAPITAL LIMITED

COMPUTATION OF NET CAPITAL – PART IIA
DECEMBER 31, 2004 – (CONCLUDED)

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

STARMONT CAPITAL LIMITED

STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2004

There are no differences between the audited Computation of Net Capital included in this report and the corresponding schedules included in the Company's unaudited December 31, 2004 Part IIA FOCUS filing.

STARMONT CAPITAL LIMITED

STATEMENT RELATING TO CERTAIN DETERMINATIONS
REQUIRED UNDER RULE 15c3-3 - PART IIA
DECEMBER 31, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

EXEMPTIVE PROVISION

25. If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an X:

A.	(k)(1) - Limited business (mutual funds and/or variable annuities only)	
B.	(k)(2)(I) - "Special Account for the Exclusive Benefit of Customers" maintained	
C.	(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm **BNY Securities Group Co.**	X
D.	(k)(3) - Exempted by order of the Commission	

Deloitte.

Deloitte & Touche LLP
4840 North River Blvd., N.E.
Suite 400
Cedar Rapids, IA 52411
USA

Tel: +1 319 362 7987
Fax: +1 319 368 9600
www.deloitte.com

**SUPPLEMENTAL REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5**

January 26, 2005

To the Stockholder of
Starmont Capital Limited
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements of Starmont Capital Limited (the "Company") for the year ended December 31, 2004 (on which we issued our report dated January 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Stockholder, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP